Exhibit 21

Name	Jurisdiction
Priority Fulfillment Services, Inc.	Delaware
Priority Fulfillment Services of Canada, Inc.	Ontario
PFSweb BV SPRL (f/k/a Priority Fulfillment Services Europe, B.V.)	Belgium
Business Supplies Distributors Holdings, LLC	Delaware
Supplies Distributors, Inc.	Delaware
Supplies Distributors of Canada, Inc.	Ontario
Supplies Distributors S.A.	Belgium
PFSweb Retail Connect, Inc., f/k/a eCOST.com, Inc.	Delaware
eCOST Philippines Services, LLC	Philippines